SEC 04002039 OMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-29598~~ 8-28763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Shackleford Drive, Suite 400
(No. and Street)

Little Rock (City) AR (State) 72211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Max Hooper 501-221-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bell, Foster, Bowman, Fleming P.A.
(Name – *if individual, state last, first, middle name*)

5420 West Markham (Address) Little Rock (City) AR (State) 72205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max W. Hooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Constance Vaughn
NOTARY PUBLIC
Pulaski Co., AR
My Comm. Exp. 2-18-??

Constance Vaughn
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY CAPITAL CORPORATION

(Sec. I.D. No. 8-287163)

FINANCIAL STATEMENTS
and
SUPPLEMENTAL SCHEDULE

For the Year Ending December 31, 2003

with

INDEPENDENT AUDITORS' REPORT
and
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Filed in accordance with Rule 17a-5 (e) (3) as a public document.

BELL ◇ FOSTER ◇ BOWMAN ◇ FLEMING, P.A.
Certified Public Accountants

BELL ◇ FOSTER ◇ BOWMAN ◇ FLEMING, P.A.
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Equity Capital Corporation

We have audited the following financial statements of Equity Capital Corporation for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

Financial Statements:

These financial statements and the supplemental schedule discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

5420 West Markham · Little Rock, Arkansas 72225 · 501-663-0990 · Fax: 501-661-0880
Members: American Institute of Certified Public Accountants, Arkansas Society of Certified Public Accountants

In our opinion, such financial statements present fairly, in all material respects, the financial position of Equity Capital Corporation at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 is presented for the purpose of additional analysis and is not a required part of the financial statements of the Company, but is required by Rule 17a-5 under the Securities and Exchange Act of 1934. This computation is the responsibility of the Company's management. Such computation has been subjected to the auditing procedures applied in the audit of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Bell, Foster, Bowman, Fleming, P.A.

BELL, FOSTER, BOWMAN, FLEMING, P.A.

Little Rock, Arkansas
February 5, 2004

EQUITY CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Current Assets:	
Cash	$19,857
Refundable Income taxes from parent	8,003
Prepaid CRD	364
Total current assets	28,224
Investment in NASDAQ Stock Market, Inc.	3,300
TOTAL ASSETS	$31,524
STOCKHOLDER'S EQUITY	
Common Stock $1 par value, 1,000 shares authorized, 500 shares issued and outstanding	$ 500
Capital in excess of par value	29,600
Retained earnings	1,424
TOTAL STOCKHOLDER'S EQUITY	$31,524

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

INCOME	
Commissions	$ 676
EXPENSES	
Insurance	510
Filing fees	4,953
Office supplies and expense	260
Consulting	2,005
Taxes and licenses	850
Interest expense	23
Legal and accounting	1,100
Total Expenses	9,701
Net loss before benefit from income taxes	(9,025)
Income tax benefit	1,509
NET LOSS	$(7,516)

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash flows from operating activities	
Net Loss	$ (7,516)
Adjustment to reconcile net income to net cash used by operating activities:	
Increase in current income taxes receivable from parent	(1,509)
Net cash used by operating activities	(9,025)
Net decrease in cash and cash equivalents	(9,025)
Cash and cash equivalents – beginning of year	28,882
Cash and cash equivalents – end of year	$19,857

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2003

None

See Notes to Financial Statements

EQUITY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of business – Equity Capital Corporation (the "Company") is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). As a member of NASD, the Company markets and sells private securities offerings and life insurance annuities.

   Effective October 1, 1997, the Company became a wholly owned subsidiary of Equity Marketing Corporation (the "Parent").

b. Business environment - The Company operates in an environment wherein the Company's success is dependent upon its ability to provide services to businesses in need of acquiring capital for business growth. The nature of the demand for services provided by the company correlates to a degree with the economy and growth of businesses in the community which have a need for the acquisition of additional capital.

c. Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers money market accounts with brokerage firms to be considered cash and cash equivalents.

d. Income taxes – The Company participated in the filing of a December 31, 2003 consolidated income tax return with Equity Marketing Corporation and other subsidiaries of Equity Marketing Corporation. The Company accrues income taxes as if it were a separate taxpayer.

e. Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2003, the Company had excess net capital of $22,860 and there were no outstanding liabilities.

3. Warrants

The Company purchased 300 warrants of the National Association of Securities Dealers, Inc. for $3,300 to purchase shares of common stock of the NASDAQ Stock Market, Inc. The warrants are exercisable in four tranches beginning on June 28, 2002 and annually thereafter. The tranches expire one year after the exercise date and become void in respect of any shares of common stock underlying any tranche in which warrants are not exercised. The exercise price per share is $13, $14, $15 and $16 per share, respectively. As of December 31, 2003, no warrants have been exercised.

4. Transactions with Parent

The Company paid $0 of consulting fees to Equity Marketing Corporation, it's parent company.

EQUITY CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1

December 31, 2003

Net capital	
Total stockholder's equity	$31,524
Less non-allowable assets from statement of financial condition	(3,664)
Net Capital	27,860
Minimum net capital required by Rule 15c3	5,000
Excess net capital	$22,860

Reconciliation of computation of net capital per audit report with the Company's December 31, 2003 unaudited FOCUS Report Part IIA:

Total stockholder's equity per audit report	$31,524
Total stockholder's equity per Focus Part IIA	30,014
* Difference	$ 1,510

This difference results from an audit adjustment to adjust the Company's current income taxes receivable account.

BELL FOSTER BOWMAN FLEMING, P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Equity Capital Corporation

We have audited the financial statement of Equity Capital Corporation as of and for the year ended December 31, 2003, and have issued our report thereon date February 5, 2004. As a part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by Generally Accepted Auditing Standards and Rule 17a-5 under the Securities Exchange Act of 1934. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of minimum net capital requirements under Rule 17a-3 (a) (11). Compliance with the requirements for making the periodic computations of the reserve required by Rule 15c3-3 (3); making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 and compliance with Regulation T of the Board of Governors of the Federal Reserve System is not applicable as the Company does not maintain customer accounts and does not handle securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with Generally Accepted Accounting Principles for the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures referred to in the preceding paragraph.

Because of the inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Bell, Foster, Bowman, Fleming P.A.

BELL, FOSTER, BOWMAN, FLEMING, P.A.
Certified Public Accountants

Little Rock, Arkansas
February 5, 2004